Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: May 12, 2008

News Releases

May 9, 2008

Frontier Pacific Responds to Unsolicited Takeover Bid and Recommends to Shareholders NO ACTION BE TAKEN

Vancouver, British Columbia - May 9, 2008 - Frontier Pacific Mining Corporation (“Frontier Pacific” or the “Company”) (TSX-V:FRP) has been advised that on May 9, 2008, Eldorado Gold Corporation (“Eldorado”) formally commenced an unsolicited offer to purchase all of the outstanding common shares of the Company, other than those already owned by Eldorado.

To assist the Frontier Pacific board of directors in fulfilling its fiduciary duties, a special committee of independent directors (“Special Committee”) consisting of Victor Bradley (Chair), Ross McDonald and Dr. Stewart Blusson has been formed. Thomas Weisel Partners has been engaged to provide independent financial advice regarding the Eldorado bid and the Company's strategic alternatives. The Special Committee has retained Georgeson to assist it in its communications with Frontier Pacific shareholders. Legal counsel for Frontier Pacific is Blake, Cassels and Graydon LLP.

The Eldorado offer will remain open until June 17, 2008. Accordingly, Frontier Pacific will carefully review and consider the Eldorado bid with the assistance of its independent advisors. The board of directors will issue a response in which the board will provide its recommendation to shareholders regarding the Eldorado bid. Frontier Pacific shareholders are urged NOT TO TAKE ANY ACTION in relation to the Eldorado offer until the board has had the opportunity to fully evaluate the offer. The board of directors of Frontier Pacific will make a formal recommendation to its shareholders on or before May 26, 2008.

In the meantime, for further information and/or questions please contact:

Thomas Weisel Partners

Attention: John Jentz

70 York St., 10th Floor

Toronto, ON M5J 1S9

Direct +1.416.815.1549

Fax +1.416.815.1808

Email jjentz@tweisel.com

GEORGESON

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free: +1.866.374.9879

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the contents herein.

FRONTIER PACIFIC MINING CORPORATION

Suite 875, 555 Burrard St., Bentall Two Centre

Vancouver, British Columbia

Tel: 1 (604) 717-6488

Fax: 1 (604) 717-6427

Email: info@frontierpacific.com

Website: www.frontierpacific.com